RMS



17018256

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01633

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/16 (MM/DD/YY) AND ENDING 06/30/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: McCourtney-Breckenridge & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10097 Manchester Road, Suite 101
(No. and Street)

St. Louis	Missouri	63122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry L. Cook — (314) 966-6514
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cummings, Ristau & Associates, PC
(Name – *if individual, state last, first, middle name*)

13023 Tesson Ferry Road, Suite 201	St. Louis	Missouri	63128
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

arb

OATH OR AFFIRMATION

I, Terry L. Cook, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McCourtney-Breckenridge & Co., as of June 30, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
NOTARY
SEAL
STATE OF MISSOURI

STEVEN DUSTMANN
My Commission Expires
September 12, 2020
St. Louis County
Commission #12605620

Notary Public

Signature

Vice President & Treasurer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
McCourtney-Breckenridge & Company:

We have audited the accompanying statement of financial condition of McCourtney-Breckenridge & Company (the Company) as of June 30, 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McCourtney-Breckenridge & Company as of June 30, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules titled Schedule 1 – Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1; Schedule 2 – Computation for Determination of Reserve Requirements Under Rule 15c3-3; and Schedule 3 – Information Relating to Possession or Control Requirements Under Rule 15c3-3 (collectively referred to as the supplemental information) have been subjected to the audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming an opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
August 22, 2017

McCourtney-Breckenridge & Company
Table of Contents

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Financial Condition
June 30, 2017

Assets		
Cash and cash equivalents	$	234,741
Deposits with clearing organizations		20,000
Receivables from clearing broker (no allowance for doubtful accounts considered necessary)		17,904
Furniture and equipment, at cost net of accumulated depreciation of $57,668		-
Deferred income taxes		29,318
Other assets		932
Total Assets	$	302,895

Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$	12,163
Stockholders' Equity		
Capital stock, $10 par value; 4,500 shares authorized, issued, and outstanding		45,000
Class A common stock, nonvoting, equal participation with capital stock in dividends, $10 par value; 4,500 shares authorized, 400 shares issued, and outstanding		4,000
Additional paid-in capital		21,086
Retained earnings		546,334
		616,420
Less: Treasury stock, at cost (2,783 shares of capital stock and 224 shares of Class A common stock)		325,688
Total Stockholders' Equity		290,732
Total Liabilities and Stockholders' Equity	$	302,895

See accompanying notes to financial statements.

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Operations
Year Ended June 30, 2017

Revenues	
Commissions	$ 258,029
Interest	73
Other	4,000
	262,102
Expenses	
Employee compensation and benefits	223,279
Floor brokerage and other exchanges	20,389
Communications	10,225
Occupancy	10,879
Other	28,135
	292,907
Loss Before Credit for Income Taxes	(30,805)
Credit for Income Taxes	(4,786)
Net Loss	$ (26,019)

See accompanying notes to financial statements.

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Changes in Stockholders' Equity
Year ended June 30, 2017

	Capital Stock	Class A Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balances, June 30, 2016	$ 45,000	$ 4,000	$ 21,086	$ 572,353	$ (325,688)	$ 316,751
Net Loss	-	-	-	(26,019)	-	(26,019)
Balances, June 30, 2017	$ 45,000	$ 4,000	$ 21,086	$ 546,334	$ (325,688)	$ 290,732

See accompanying notes to financial statements.

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Cash Flows
Year Ended June 30, 2017

Cash Flows from Operating Activities	
Net loss	$ (26,019)
Adjustments to reconcile net loss to cash used in operating activities:	
Deferred income taxes	(4,786)
Changes in operating assets and liabilities:	
Receivables from clearing broker	1,202
Accounts payable and accrued expenses	(417)
Net cash used in operating activities	(30,020)
Cash and Cash Equivalents, Beginning of Year	264,761
Cash and Cash Equivalents, End of Year	$ 234,741

See accompanying notes to financial statements.

Note A - Summary of Significant Accounting Policies

Nature of activities McCourtney-Breckenridge & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a fully disclosed introducing broker and does not maintain customer accounts or securities.

Basis of presentation The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry.

Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions Security transactions and related revenues and expenses are recorded on a settlement date basis, which did not differ materially from a trade date basis during the year ended June 30, 2017.

Furniture and equipment Furniture and equipment are carried at cost less accumulated depreciation. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: furniture and fixtures – two to four years; computer equipment – three years. There was no depreciation expense charged to operations for the year ended June 30, 2017.

Income taxes Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date. The Company has no uncertain tax positions at June 30, 2017.

Cash and cash equivalents The Company considers investments with an original maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts Management regularly assesses the collectability of trade accounts receivable and establishes allowances for doubtful accounts when collection is considered unlikely. Management's assessment of collectability is based on the age of the underlying receivable in relation to the payment terms established with the parties as well as other factors relevant to a determination with respect to ultimate realizability, including the parties' payment history and a current analysis of the parties' credit worthiness. In the event management determines that a receivable is uncollectible, the amount thereof is charged-off against the allowance.

Subsequent events The Company has determined that no subsequent events have occurred since the statement of financial position date that would require recognition or disclosure in the financial

statements. It has evaluated all subsequent events as of August 22, 2017, the date these financial statements were available to be issued, but have not evaluated any events after that date.

Note B - Operating Lease

The Company leases its office space under an operating lease which expired on June 30, 2014 and has continued from that date on a month-to-month basis. Rent expense for the year ended June 30, 2017, was $10,879.

Note C - Income Taxes

The credit for income taxes for the year ended June 30, 2017, is comprised solely of a deferred tax benefit.

A reconciliation of the expected 2017 income tax credit computed by applying the federal statutory rate of 34% to net loss before credit for income taxes is as follows:

Expected statuatory federal income tax credit	$	(10,474)
Effect of graduated rates		5,853
State income credit, net		(1,083)
Nondeductible entertainment expense		918
	$	(4,786)

Deferred income tax assets consist of the following at June 30, 2017:

Net operating loss carryforward	$	29,318
	$	29,318

The Company is required to provide a valuation reserve on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. At June 30, 2017, the Company had a net operating loss carryforward for tax reporting purposes of $146,300, which expires at various dates from 2032 to 2036. The Company has not established a valuation reserve at June 30, 2017, due to management's belief the deferred tax asset will be realized.

Note D - Financial Instruments and Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash balances at financial institutions and clearing brokers where such balances will, at times, exceed the FDIC and SIPC insurance limits.

Note E - Net Capital Requirements

The Company is subject to the net capital rules (Rule 15c3-1) of the SEC. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rules, exceeds 15 to 1. At June 30, 2017, the Company's net capital and required net capital were $255,844 and $100,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.048 to 1.

Note F - Unsettled Trades

The risk of loss on unsettled transactions is identical to settled transactions and relates to customers' or brokers' inability to meet the terms of their contracts. Credit risk is reduced by the industry policy of obtaining and maintaining adequate collateral until the commitment is completed. There was one unsettled trade at June 30, 2017.

****

SUPPLEMENTARY

INFORMATION

McCOURTNEY-BRECKENRIDGE & COMPANY

Schedule 1

Computation of Net Capital, Aggregate Indebtedness, and Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1
June 30, 2017

Net Capital		
Stockholders' equity	$	290,732
Deductions		-
Stockholders' equity qualified for net capital		290,732
Additions		-
Total capital and allowable subordinated liabilities		290,732
Less nonallowable assets		30,388
Net capital before haircuts on securities positions		260,344
Less haircuts on trading and investment securities pursuant to Rule 15c3-1		4,500
Net capital		255,844
Less net capital requirement		100,000
Net capital in excess of requirement	$	155,844
Aggregate Indebtedness		
Accounts payable and accrued expenses	$	12,163
Ratio of Aggregate Indebtedness to Net Capital		0.048 to 1

Reconciliation of the Above to the Computation in Part II of Form X-17A-5

Net capital as reported in Part II of Form X-17A-5	$	255,844
Adjustments and reconciling items		-
Income tax adjustments - income taxes		4,786
Increase to nonallowable assets - income tax benefit		(4,786)
Net capital per above	$	255,844
Aggregate indebtedness as reported in Part II of Form X-17A-5	$	12,162
Adjustments and reconciling items		1
Aggregate indebtedness per above	$	12,163

See accompanying report of independent registered public accounting firm.

McCOURTNEY-BRECKENRIDGE & COMPANY

Schedule 2

Computation for Determination of Reserve Requirements Under Rule 15c3-3
June 30, 2017

Customer funds held in excess	$	-
Amount in reserve bank account	$	-

See accompanying report of independent registered public accounting firm.

McCOURTNEY-BRECKENRIDGE & COMPANY

Schedule 3

Information relating to Possession or Control Requirements
Under Rule 15c3-3
June 30, 2017

The Company does not maintain customer accounts and does not handle securities and therefore is eligible under the exemptive provisions of Rule 15c3-3 to exclude certain portions of 15c3-3 such as computations of amounts to be on deposit in a special reserve bank account, possession and control requirements.

McCourtney-Breckenridge & Company is in compliance with the conditions of exemption.

See accompanying report of independent registered public accounting firm.



Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
McCourtney-Breckenridge & Company:

We have reviewed management's statements, included in the accompanying Exemption Report Filed Pursuant to SEC Rule 17a-5, in which (1) McCourtney-Breckenridge & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which McCourtney-Breckenridge & Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (2)(ii) (the "exemption provisions") and (2) McCourtney-Breckenridge & Company stated that McCourtney-Breckenridge & Company met the identified exemption provisions through the most recent fiscal year without exception. McCourtney-Breckenridge & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about McCourtney-Breckenridge & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
August 22, 2017

McCourtney-Breckenridge & Company

Investment Securities

10097 Manchester Road
Suite 101
St. Louis, MO 63122

(314) 966-6514 | Fax (314) 966-6524

August 22, 2017

EXEMPTION REPORT FILED PURSUANT TO SEC RULE 17a-5

Pursuant to SEC Rule 17a-5, McCourtney-Breckenridge & Company is making the following assertions regarding its exemption from SEC-Rule 15c3-3:

McCourtney-Breckenridge & Company is exempt from SEC Rule 15c3-3 under section (k)(2)(ii) as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Further, McCourtney-Breckenridge & Company met the identified exemption provisions throughout the most recent fiscal year ended June 30, 2017, without exception.

McCourtney-Breckenridge & Company



Terry L. Cook,
Vice President & Treasurer



Cummings, Ristau & Associates, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
McCourtney-Breckenridge & Company:

We have audited the accompanying statement of financial condition of McCourtney-Breckenridge & Company (the Company) as of June 30, 2017. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of McCourtney-Breckenridge & Company as of June 30, 2017 in accordance with accounting principles generally accepted in the United States of America.

Cummings, Ristau & Associates, P.C.

St. Louis, Missouri
August 22, 2017

McCOURTNEY-BRECKENRIDGE & COMPANY

Statement of Financial Condition
June 30, 2017

Assets		
Cash and cash equivalents	$	234,741
Deposits with clearing organizations		20,000
Receivables from clearing broker (no allowance for doubtful accounts considered necessary)		17,904
Furniture and equipment, at cost net of accumulated depreciation of $57,668		-
Deferred income taxes		29,318
Other assets		932
Total Assets	$	302,895

Liabilities and Stockholders' Equity		
Accounts payable and accrued expenses	$	12,163
Stockholders' Equity		
Capital stock, $10 par value; 4,500 shares authorized, issued, and outstanding		45,000
Class A common stock, nonvoting, equal participation with capital stock in dividends, $10 par value; 4,500 shares authorized, 400 shares issued, and outstanding		4,000
Additional paid-in capital		21,086
Retained earnings		546,334
		616,420
Less: Treasury stock, at cost (2,783 shares of capital stock and 224 shares of Class A common stock)		325,688
Total Stockholders' Equity		290,732
Total Liabilities and Stockholders' Equity	$	302,895

See accompanying notes to statement of financial condition.

Note A - Summary of Significant Accounting Policies

Nature of activities McCourtney-Breckenridge & Company (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as a fully disclosed introducing broker and does not maintain customer accounts or securities.

Basis of presentation The accounting and reporting policies of the Company conform to generally accepted accounting principles within the broker-dealer industry.

Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions Security transactions and related revenues and expenses are recorded on a settlement date basis, which did not differ materially from a trade date basis during the year ended June 30, 2017.

Furniture and equipment Furniture and equipment are carried at cost less accumulated depreciation. When retired or otherwise disposed of, the original cost and accumulated depreciation are removed from the respective accounts and the net difference, less any amount realized from disposition, is reflected in operations.

Depreciation is computed on the straight-line method for financial reporting purposes as follows: furniture and fixtures – two to four years; computer equipment – three years. There was no depreciation expense charged to operations for the year ended June 30, 2017.

Income taxes Applicable income taxes are computed based on reported income and expenses, adjusted for permanent differences between reported and taxable income. The Company uses the asset and liability method of accounting for income taxes, in which deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using expected tax rates in effect for the year in which those temporary differences are expected to be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period which includes the enactment date. The Company has no uncertain tax positions at June 30, 2017.

Cash and cash equivalents The Company considers investments with an original maturity of three months or less to be cash equivalents.

Allowance for doubtful accounts Management regularly assesses the collectability of trade accounts receivable and establishes allowances for doubtful accounts when collection is considered unlikely. Management's assessment of collectability is based on the age of the underlying receivable in relation to the payment terms established with the parties as well as other factors relevant to a determination with respect to ultimate realizability, including the parties' payment history and a current analysis of the parties' credit worthiness. In the event management determines that a receivable is uncollectible, the amount thereof is charged-off against the allowance.

Subsequent events The Company has determined that no subsequent events have occurred since the statement of financial position date that would require recognition or disclosure in the financial

statements. It has evaluated all subsequent events as of August 22, 2017, the date these financial statements were available to be issued, but have not evaluated any events after that date.

Note B - Operating Lease

The Company leases its office space under an operating lease which expired on June 30, 2014 and has continued from that date on a month-to-month basis. Rent expense for the year ended June 30, 2017, was $10,879.

Note C - Income Taxes

The credit for income taxes for the year ended June 30, 2017, is comprised solely of a deferred tax benefit.

Deferred income tax assets consist of the following at June 30, 2017:

Net operating loss carryforward	$	29,318
	$	29,318

The Company is required to provide a valuation reserve on deferred tax assets when it is more likely than not that some portion of the assets will not be realized. At June 30, 2017, the Company had a net operating loss carryforward for tax reporting purposes of $146,300, which expires at various dates from 2032 to 2036. The Company has not established a valuation reserve at June 30, 2017, due to management's belief the deferred tax asset will be realized.

Note D - Financial Instruments and Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company places its cash balances at financial institutions and clearing brokers where such balances will, at times, exceed the FDIC and SIPC insurance limits.

Note E - Net Capital Requirements

The Company is subject to the net capital rules (Rule 15c3-1) of the SEC. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rules, exceeds 15 to 1. At June 30, 2017, the Company's net capital and required net capital were $255,844 and $100,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.048 to 1.

Note F - Unsettled Trades

The risk of loss on unsettled transactions is identical to settled transactions and relates to customers' or brokers' inability to meet the terms of their contracts. Credit risk is reduced by the industry policy of obtaining and maintaining adequate collateral until the commitment is completed. There was one unsettled trade at June 30, 2017.

****